Zarlink Releases Second Quarter Fiscal 2010 Results

•	Earnings per share at the high end of Q2 guidance range
•	Non-GAAP net income of $6.3 million and GAAP net income of $0.7 million
•	Cash and cash equivalents increase by $8.6 million quarter-over-quarter to $55.7 million

OTTAWA, CANADA, October 28, 2009 – Zarlink Semiconductor (TSX: ZL) today issued its second quarter Fiscal 2010 results for the three-month period ended September 25, 2009. As a supplement to Zarlink’s consolidated financial statements presented in accordance with U.S. Generally Accepted Accounting Principles (GAAP), the Company has provided additional non-GAAP measures for operating income, net income (loss), basic and diluted net income (loss) per share. Zarlink believes the additional non-GAAP measures are useful to investors for the purpose of financial analysis. However, non-GAAP measures are neither stated in accordance with, nor are they a substitute for, GAAP measures. For a full reconciliation of GAAP to non-GAAP measures, please refer to the schedule included with this release. All figures are in U.S. dollars unless otherwise noted.

“Our ability to generate solid cash flow and achieve profitability at current revenue levels highlights the success we have had to date in enhancing the efficiency of our operations,” said Kirk K. Mandy, President and CEO, Zarlink Semiconductor. “The steps we have taken to improve our cost structure and expand our gross margin are driving bottom-line growth. We believe these efforts, combined with increasing demand for new medical wireless and next-generation timing products and strong relationships with customers in emerging markets, position Zarlink for continuing growth in the coming quarters.”

Second quarter revenue was $53.6 million, at the high end of the Company’s guidance range of $52 million to $54 million, compared with revenue of $53.6 million in Q1 Fiscal 2010 and $61.8 million in Q2 Fiscal 2009.

For Q2 Fiscal 2010, revenue from Zarlink’s Communication Products group increased to $34.2 million from $32.6 million in Q1 Fiscal 2010, due to growing demand for next-generation timing and telecom networking products. Revenue from Zarlink’s Communication Products group in Q2 Fiscal 2009 was $39.7 million.

Medical Products revenue for Q2 Fiscal 2010 was $7.8 million, compared with Q1 Fiscal 2010 revenue of $9.0 million, with growing demand for new medical wireless products offset by expected seasonality and decreased shipments for legacy hearing aid products. Revenue from Zarlink’s Medical Products group in Q2 Fiscal 2009 was $7.8 million.

Optical Products revenue in Q2 Fiscal 2010 was $3.8 million, compared with revenue of $4.0 million in Q1 Fiscal 2010, due to a continuing slowdown in enterprise communication spending. Revenue from Zarlink’s Optical Products group in Q2 Fiscal 2009 was $6.8 million. Custom and Other revenue in Q2 Fiscal 2010 was $7.8 million, compared with Q1 Fiscal 2010 revenue of $8.0 million and Q2 Fiscal 2009 revenue of $7.5 million.

Gross margin in Q2 Fiscal 2010 was 50% of revenue, which included $0.9 million in supply chain harmonization costs. In comparison, gross margin in Q1 Fiscal 2010 was 50%, which included $1.1 million in supply chain harmonization costs. Gross margin in Q2 Fiscal 2009 was 49%, which included integration costs of $0.8 million.

R&D expenses in Q2 Fiscal 2010 were $10.6 million, or 20% of revenue. This compares with Q1 Fiscal 2010 R&D expenses of $9.5 million, or 18% of revenue. In Q2 Fiscal 2009, R&D expenses were $11.2 million or 18% of revenue, which included integration costs of $0.1 million.

S&A expenses in Q2 Fiscal 2010 were $10.1 million, or 19% of revenue. This compares with Q1 Fiscal 2010 S&A expenses of $10.3 million, or 19% of revenue. In Q2 Fiscal 2009, S&A expenses were $13.6 million or 22% of revenue, which included proxy contest costs of $1.2 million and severance and integration costs of $0.3 million.

On a GAAP basis, Q2 Fiscal 2010 operating income was $5.2 million, compared to Q1 Fiscal 2010 operating income of $4.4 million and Q2 Fiscal 2009 operating income of $3.9 million. Net income in Q2 Fiscal 2010 was $0.7 million or break-even per share, which included a non-cash foreign exchange loss of $3 million related primarily to Zarlink’s Canadian dollar denominated debenture, based on an exchange rate of CDN$1.00 to US$0.92 at September 25, 2009. Excluding the impact of foreign exchange, earnings per share were at the high end of Q2 guidance of $0.01 to $0.03 per share. In Q1 Fiscal 2010, Zarlink recorded a net loss of $0.5 million, or $0.01 per share. In Q2 Fiscal 2009, Zarlink recorded net income of $7.2 million, or $0.05 per share.

On a non-GAAP basis, operating income for Q2 Fiscal 2010 was $7.4 million, compared to Q1 Fiscal 2010 non-GAAP operating income of $8.5 million and Q2 Fiscal 2009 non-GAAP operating income of $7.6 million. Non-GAAP net income in Q2 Fiscal 2010 was $6.3 million, or $0.05 basic earnings per share and $0.04 diluted earnings per share. For Q1 Fiscal 2010, non-GAAP net income was $7.5 million, or $0.06 basic earnings per share and $0.05 diluted earnings per share. For Q2 Fiscal 2009 non-GAAP net income was $9.0 million, or $0.07 basic earnings per share and $0.06 diluted earnings per share.

In Q2 Fiscal 2010, cash and short-term investments increased by $8.6 million to $55.7 million as at September 25, 2009 compared with $47.1 million as at June 26, 2009.

The Company made several important technology announcements in Q2 Fiscal 2010, including:

•	Gigaset Communications is using Zarlink’s VE880 VoicePort Series in an innovative fixed mobile convergence system that merges wireless voice service and the wired home phone network;

•
Zarlink's VoiceEdge VE792 Next Generation Carrier Chipset (NGCC) and a testing solution from Tollgrade Communications provides a collaborative solution that helps telecom carriers improve triple play service reliability while reducing operating costs;

•
Expanded line test capabilities for the VE890 chipset series that help voice-over-IP (VoIP) service providers lower operating costs and deliver voice services with the same reliability as traditional telephone network operators;

On October 28, 2009, Zarlink declared a quarterly dividend of CDN$0.50 per share on its preferred shares (TSX:ZL.PR.A) payable on December 30, 2009 to preferred shareholders of record as of December 4, 2009. Dividends paid by Zarlink to Canadian residents are eligible dividends for Canadian income tax purposes.

Third Quarter Fiscal 2010 Guidance
The opening backlog at the start of Q3 Fiscal 2010 was approximately $45 million, compared with an opening backlog of $49 million at the start of Q2 Fiscal 2010.

Zarlink is forecasting for Q3 Fiscal 2010:
•	Revenue between $52 million and $54 million;
•	Gross margins between 50% to 52%, excluding supply chain harmonization costs of approximately $0.7 million;
•	Operating expenses between $21 million to $22 million excluding amortization of intangibles;
•	Excluding any potential impact of foreign exchange gains/losses related to the Company’s Canadian dollar denominated debenture, Zarlink expects Q3 earnings of $0.01 to $0.03 per share.

Analyst Conference Call
An open conference call for analysts will be held on October 28, 2009 beginning at 5:00 p.m. EDT. Access the call by dialing 1-866-250-4877. Investors, media and other parties are listen-only. For a replay, call 1-877-289-8525, passcode 4173770# or 416-640-1917, passcode 4173770#. The replay is available until midnight November 11, 2009. A live audio webcast will be available through http://www.marketwire.com/ (Marketwire) or from the Company's website at http://www.zarlink.com/.

About Zarlink Semiconductor
For over 30 years, Zarlink Semiconductor has delivered semiconductor solutions that drive the capabilities of voice, enterprise, broadband and wireless communications. The Company’s success is built on its technology strengths including voice and data networks, optoelectronics and ultra low-power communications. For more information, visit www.zarlink.com.

Shareholders and other individuals wishing to receive, free of charge, copies of the reports filed with the U.S. Securities and Exchange Commission and Regulatory Authorities, should visit the Company’s web site at www.zarlink.com or contact Investor Relations.

Certain statements in this press release constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions include, among others, the following: our dependence on the successful development and market introduction of new products; our ability to integrate any business, technologies, product lines or services that we have or will acquire; our dependence on revenue generation from our legacy products in order to fund development of our new products; current market conditions, including the lack of liquidity in the markets and economic slowdown, may increase our operating costs or reduce our revenue, thereby negatively impacting our operating results; our ability to operate profitably and generate positive cash flows in the future; the impact of the current economic crisis on our suppliers and customers and our ability to transfer parts to other suppliers; our dependence on our foundry suppliers and third-party subcontractors; order cancellations and deferrals by our customers; our substantial indebtedness could adversely affect our financial position; the cost and accounting implications of compliance with new accounting standards; and other factors referenced in our Annual Report on Form 20-F. Investors are encouraged to consider the risks detailed in this filing.

Zarlink and the Zarlink Semiconductor logo are trademarks of Zarlink Semiconductor Inc.

For further information:

Ed Goffin
Media Relations and Investor Relations
613 270-7112
edward.goffin@zarlink.com

Zarlink Semiconductor Inc.
CONSOLIDATED STATEMENTS OF INCOME (LOSS) DATA
(in thousands of U.S. dollars, except per share amounts, U.S. GAAP)
(Unaudited)
	Three months ended			Six months ended
	Sept. 25,	June 26,	Sept. 26,	Sept. 25,	Sept. 26,
	2009	2009	2008	2009	2008
Revenue	$53,596	$53,608	$61,827	$107,204	$122,338
Cost of revenue	26,665	26,745	31,250	53,410	64,171
Gross margin	26,931	26,863	30,577	53,794	58,167

Expenses:
Research and development	10,601	9,536	11,218	20,137	23,158
Selling and administrative	10,124	10,293	13,626	20,417	26,083
Amortization of intangible assets	1,803	1,825	1,846	3,628	3,692
Contract impairment	-	809	-	809	-
Recovery of current asset	(768)	-	-	(768)	-
Gain on sale of assets	-	-	-	-	(936)
	21,760	22,463	26,690	44,223	51,997
Operating income	5,171	4,400	3,887	9,571	6,170

Loss on repurchase of convertible debentures	(316)	-	-	(316)	-
Interest income	43	45	349	88	716
Interest expense	(973)	(903)	(1,145)	(1,876)	(2,315)
Amortization of debt issue costs	(160)	(160)	(184)	(320)	(368)
Foreign exchange gain (loss)	(2,999)	(3,880)	1,940	(6,879)	1,618
Net income (loss) before income taxes	766	(498)	4,847	268	5,821
Income tax recovery (expense)	(46)	(18)	2,385	(64)	2,511

Net income (loss)	$720	$(516)	$7,232	$204	$8,332

Net income (loss) attributable to common shareholders	$135	$(1,005)	$6,566	$(870)	$6,938

Net income (loss) per common share:
Basic and diluted	$0.00	$(0.01)	$0.05	$(0.01)	$0.05

Weighted average number of common shares outstanding (thousands):
Basic	122,426	122,426	125,580	122,426	126,412
Diluted	123,510	122,426	157,723	122,426	158,555

Percentage of revenue:
Gross margin	50%	50%	49%	50%	48%
Research and development	20%	18%	18%	19%	19%
Selling and administrative	19%	19%	22%	19%	21%

Zarlink Semiconductor Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS DATA
(in thousands of U.S. dollars, U.S. GAAP)
(Unaudited)

	Three months ended			Six months ended
	Sept. 25,	June 26,	Sept. 26,	Sept. 25,	Sept. 26,
	2009	2009	2008	2009	2008
CASH PROVIDED BY (USED IN)
Operating activities:
Net income (loss)	$720	$(516)	$7,232	$204	$8,332
Depreciation of fixed assets	949	976	1,164	1,925	2,383
Amortization of other assets	1,963	1,985	2,030	3,948	4,060
Stock compensation expense	325	363	490	688	1,000
Other non-cash changes in operating activities	2,665	4,390	(1,186)	7,055	(1,636)
Deferred income taxes	(71)	154	996	83	933
Decrease (increase) in working capital:
Trade accounts and other receivables	2,692	(1,613)	(2,943)	1,079	(5,745)
Inventories	(878)	(1,645)	610	(2,523)	1,068
Prepaid expenses and other	(247)	(70)	235	(317)	1,569
Payables and other accrued liabilities	(796)	(1,083)	(1,916)	(1,879)	(4,778)
Deferred credits	1,898	17	2,174	1,915	1,941
Total	9,220	2,958	8,886	12,178	9,127

Investing activities:
Expenditures for fixed assets	(411)	(575)	(634)	(986)	(2,264)
Proceeds from disposal of fixed assets	-	-	11	-	984
Total	(411)	(575)	(623)	(986)	(1,280)

Financing activities:
Repurchase of long-term debt	(13)	-	-	(13)	-
Payment of dividends on preferred shares	(466)	(477)	(519)	(943)	(1,085)
Repurchase of preferred shares	(433)	(272)	(440)	(705)	(890)
Repurchase of common shares	-	-	(980)	-	(1,820)
Total	(912)	(749)	(1,939)	(1,661)	(3,795)

Effect of currency translation on cash	672	497	(559)	1,169	(541)

Increase in cash and cash equivalents	8,569	2,131	5,765	10,700	3,511

Cash and cash equivalents, beginning of period	47,137	45,006	40,107	45,006	42,361

Cash and cash equivalents, end of period	$55,706	$47,137	$45,872	$55,706	$45,872

Zarlink Semiconductor Inc.
CONSOLIDATED BALANCE SHEETS DATA
(in thousands of U.S. dollars, U.S. GAAP)
(Unaudited)

	Sept. 25,	June 26,	March 27,
	2009	2009	2009
ASSETS

Current assets:
Cash and cash equivalents	$55,706	$47,137	$45,006
Restricted cash and cash equivalents	15,455	13,783	13,145
Trade accounts receivable – net	23,209	26,247	24,556
Other accounts receivable – net	4,568	4,222	4,300
Inventories – net	30,344	29,465	27,821
Prepaid expenses and other	2,998	2,752	2,681
Current assets held for sale	1,935	1,935	1,935
	134,215	125,541	119,444
Fixed assets – net	11,803	12,153	12,530
Deferred income tax assets – net	5,723	5,654	5,800
Intangible assets – net	45,477	47,280	49,106
Other assets	2,283	2,489	2,655
	$199,501	$193,117	$189,535

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Trade accounts payable	$12,513	$12,298	$12,018
Employee-related payables	8,918	8,940	9,478
Income and other taxes payable	657	513	482
Current portion of provisions for exit activities	1,826	2,247	3,645
Other accrued liabilities	6,972	7,549	6,454
Deferred credits	2,776	878	861
Deferred income tax liabilities – current portion	31	32	28
	33,693	32,457	32,966

Long-term debt – convertible debentures	64,923	61,473	57,203
Long-term portion of provisions for exit activities	558	583	200
Pension liabilities	17,075	15,278	14,690
Deferred income tax liabilities – long-term portion	31	32	28
Long-term accrued income taxes	2,350	2,271	2,408
Other long-term liabilities	833	837	830
	119,463	112,931	108,325

Redeemable preferred shares, unlimited shares authorized; 1,014,400 shares issued and outstanding as at September 25, 2009	12,984	13,298	13,558

Shareholders’ equity:
Common shares, unlimited shares authorized; no par value; 122,425,682 shares issued and outstanding as at September 25, 2009	738,818	738,818	738,818
Additional paid-in capital	34,526	34,320	33,969
Deficit	(670,611)	(670,865)	(669,872)
Accumulated other comprehensive loss	(35,679)	(35,385)	(35,263)
	67,054	66,888	67,652
	$199,501	$193,117	$189,535

Zarlink Semiconductor Inc.
SUPPLEMENTARY SCHEDULES
(in thousands of U.S. dollars, U.S. GAAP)
(Unaudited)
Geographic Information:

Revenue, based on the geographic location of Zarlink’s customers, was distributed as follows:

	Three Months		Three Months		Three Months
	Ended	% of	Ended	% of	Ended	% of
	Sept. 25, 2009	Total	June 26, 2009	Total	Sept. 26, 2008	Total

Asia – Pacific	$29,143	54%	$28,429	53%	$32,782	53%
Europe	13,379	25	14,306	27	15,130	24
Americas	11,074	21	10,873	20	13,915	23
	$53,596	100%	$53,608	100%	$61,827	100%

	Six Months		Six Months
	Ended	% of	Ended	% of
	Sept. 25, 2009	Total	Sept. 26, 2008	Total

Asia – Pacific	$57,572	54%	$62,300	51%
Europe	27,685	26	32,135	26
Americas	21,947	20	27,903	23
	$107,204	100%	$122,338	100%

Product Group Information:

Revenue, based on product group, was distributed as follows:

	Three Months		Three Months		Three Months
	Ended	% of	Ended	% of	Ended	% of
	Sept. 25, 2009	Total	June 26, 2009	Total	Sept. 26, 2008	Total

Communication Products	$34,196	64%	$32,648	61%	$39,729	64%
Medical Products	7,799	15	8,984	17	7,810	13
Optical Products	3,830	7	3,953	7	6,839	11
Custom & Other	7,771	14	8,023	15	7,449	12
	$53,596	100%	$53,608	100%	$61,827	100%

	Six Months		Six Months
	Ended	% of	Ended	% of
	Sept. 25, 2009	Total	Sept. 26, 2008	Total

Communication Products	$66,844	62%	$78,782	64%
Medical Products	16,783	16	16,978	14
Optical Products	7,783	7	13,048	11
Custom & Other	15,794	15	13,530	11
	$107,204	100%	$122,338	100%

Non-GAAP Measures

As a supplement to Zarlink’s consolidated financial statements presented in accordance with generally accepted accounting principles ("GAAP"), the Company provides additional non-GAAP measures for operating income, net income (loss), and basic and diluted net income (loss) per share.

A non-GAAP financial measure is a numerical measure of a company's performance, financial position, or cash flows that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with GAAP.  The Company believes that the additional non-GAAP measures are useful to investors for the purpose of financial analysis.  Management uses these measures internally to evaluate the Company's in-period operating performance before gains, losses and other charges that are considered by management to be outside of the Company's core operating results.  These non-GAAP financial measures should assist investors in understanding how management views our core results of operations on an on-going basis, as well as enhance comparisons of our core results of operations with historical periods.  In addition, the measures are used for planning and forecasting of the Company's future periods.  Investors should consider non-GAAP financial measures in addition to, and not as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP.  The non-GAAP financial measures do not reflect all costs associated with our operations as determined in accordance with GAAP. Other companies may exclude or include different items in a particular non-GAAP financial measure, or provide different non-GAAP financial measures to those provided by Zarlink. Therefore, our non-GAAP financial measures are unlikely to be comparable to those presented by other companies.

Zarlink Semiconductor Inc.
RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL MEASURES
(in thousands, except per share amounts)
(Unaudited)

	Three months ended			Six months ended
	Sept. 25,	June 26,	Sept. 26,	Sept. 25,	Sept. 26,
	2009	2009	2008	2009	2008

GAAP net income (loss)	$720	$(516)	$7,232	$204	$8,332
Amortization of intangible assets	1,803	1,825	1,846	3,628	3,692
Contract impairment	-	809	-	809	-
Foreign exchange loss (gain)	2,999	3,880	(1,940)	6,879	(1,618)
Restructuring and supply chain harmonization	889	1,093	1,339	1,981	3,280
Recovery of current asset	(768)	-	-	(768)	-
Stock compensation expense	325	363	490	688	1,000
Gain on sale of assets	-	-	-	-	(936)
Loss on repurchase of convertible debentures	316	-	-	316	-
Non-GAAP net income	$6,284	$7,454	$8,967	$13,737	$13,750

GAAP operating income	$5,171	$4,400	$3,887	$9,571	$6,170
Amortization of intangible assets	1,803	1,825	1,846	3,628	3,692
Contract impairment	-	809	-	809	-
Restructuring and supply chain harmonization	889	1,093	1,339	1,981	3,280
Recovery of current asset	(768)	-	-	(768)	-
Stock compensation expense	325	363	490	688	1,000
Gain on sale of assets	-	-	-	-	(936)
Non-GAAP operating income	$7,420	$8,490	$7,562	$15,909	$13,206

GAAP net income (loss) per common share - basic	$0.00	$(0.01)	$0.05	$(0.01)	$0.05
Amortization of intangible assets	0.01	0.01	0.01	0.03	0.03
Contract impairment	-	0.01	-	0.01	-
Foreign exchange loss (gain)	0.02	0.03	(0.02)	0.06	(0.01)
Restructuring and supply chain harmonization	0.01	0.01	0.01	0.02	0.03
Recovery of current asset	(0.01)	-	-	(0.01)	-
Stock compensation expense	0.00	0.00	0.00	0.01	0.01
Gain on sale of assets	-	-	-	-	(0.01)
Loss on repurchase of convertible debentures	0.00	-	-	0.00	-
Non-GAAP net income per common share – basic*	$0.05	$0.06	$0.07	$0.10	$0.10

GAAP net income (loss) per common share - diluted	$0.00	$(0.01)	$0.05	$(0.01)	$0.05
Amortization of intangible assets	0.01	0.01	0.01	0.02	0.02
Contract impairment	-	0.01	-	0.01	-
Foreign exchange loss (gain)	0.02	0.03	(0.01)	0.05	(0.01)
Restructuring and supply chain harmonization	0.01	0.01	0.01	0.01	0.02
Recovery of current asset	(0.01)	-	-	(0.01)	-
Stock compensation expense	0.00	0.00	0.00	0.00	0.01
Gain on sale of assets	-	-	-	-	(0.01)
Loss on repurchase of convertible debentures	0.00	-	-	0.00	-
Effect of dilutive potential common shares	0.00	0.01	-	0.01	-
Non-GAAP net income per common share – diluted*	$0.04	$0.05	$0.06	$0.09	$0.09

Shares used to calculate non-GAAP net income per common share – basic	122,426	122,426	125,580	122,426	126,412
Shares used to calculate non-GAAP net income per common share – diluted	152,436	151,696	157,723	152,148	158,555

* Amounts may not add due to rounding.